UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

MediaCo Holding Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
58450D104
(CUSIP Number)
Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 17, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450D104
1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,945,193 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,945,193 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,945,193 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 58450D104
1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
42,945,193 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
42,945,193 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,945,193 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 17 TO SCHEDULE 13D
This Amendment No. 17 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of MediaCo Holding Inc., an Indiana corporation (the “Issuer” or the “Company”). This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020, September 23, 2020, May 21, 2021, November 29, 2021, December 21, 2021, January 10, 2022, March 24, 2022, June 30, 2022, July 29, 2022, December 30, 2022, August 11, 2023, and April 4, 2024 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.
This Amendment is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as set forth below:
On April 16, 2024, 286,031 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) beneficially owned by the Reporting Persons were converted into 20,733,869 shares of the Company’s Class A Common Stock (the “Conversion”).
On April 17, 2024, the Company and its wholly-owned subsidiary MediaCo Operations LLC, a Delaware limited liability company (“Purchaser”), entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Estrella Broadcasting, Inc., a Delaware corporation (“Estrella”), and SLF LBI Aggregator, LLC, a Delaware limited liability company (“Aggregator”) and affiliate of HPS Investment Partners, LLC, pursuant to which Purchaser purchased substantially all of the assets of Estrella and its subsidiaries (other than certain broadcast assets owned by Estrella and its subsidiaries) (the “Purchased Assets”), and assumed substantially all of the liabilities of Estrella and its subsidiaries. The consideration paid by the Company in the transaction included a warrant (the “Warrant”) to purchase up to 28,206,152 shares of the Company’s Class A Common Stock.
In connection with the transactions contemplated by the Asset Purchase Agreement (the “Transactions”), the Company and Purchaser entered into an Option Agreement (the “Option Agreement”) with Estrella and certain subsidiaries of Estrella pursuant to which (i) Purchaser was granted the option to purchase 100% of the equity interests of certain subsidiaries of Estrella holding the certain broadcast assets of Estrella and its subsidiaries (the “Option Subsidiaries Equity”) in exchange for 7,051,538 shares of Class A Common Stock, and (ii) Estrella was granted the right to put the Option Subsidiaries Equity to Purchaser for the same consideration beginning six months after the date of the closing of the Transactions.
The Asset Purchase Agreement provides that the Company will hold a special meeting of Company stockholders (the “Stockholders Meeting”) to consider approval of the issuance of shares of Class A Common Stock upon exercise of the Warrant and the issuance of shares of Class A Common Stock pursuant to the Option Agreement (the “Proposal”).
In connection with the Transactions, SG Broadcasting LLC (“SG Broadcasting”), an affiliate of the Reporting Persons that is the holder of shares of Class A Common Stock and Class B Common Stock, par value $0.01 per share of the Company (“Class B Common Stock”) beneficially owned by the Reporting Persons, entered into a Voting and Support Agreement with the Company and Estrella (the “Voting Agreement”), pursuant to which SG Broadcasting agreed to, among other things, and subject to the terms and conditions set forth therein, at any meeting of Company stockholders (including the Stockholders Meeting), or at any adjournment or postponement thereof, vote in favor of the Proposal and against any action or proposal that would reasonably be expected to prevent or materially delay consummation of the Proposal. The Voting Agreement also includes certain customary restrictions on SG Broadcasting’s ability to transfer its shares of Company stock. The Voting Agreement will automatically terminate upon the date on which the Proposal is approved.
In connection with the Transactions, SG Broadcasting entered into a stockholders’ agreement with the Company and Aggregator (the “Stockholders Agreement”). The Stockholders’ Agreement provides Aggregator the right to designate up to three individuals for election to the Board of Directors of the Company (the “Board”), subject to reduction and termination based on certain Company stock ownership requirements.  Under the Stockholder Agreement, SG Broadcasting agreed, solely with the Company and not with any party to the Stockholders Agreement, to vote all shares of Company common stock, including Class A Common Stock, held by such party in favor of such designees.
In connection with the Transactions, the Company entered into a registration rights agreement with SG Broadcasting and Aggregator (the “Registration Rights Agreement”), pursuant to which the Company has granted each of SG Broadcasting and

Aggregator customary underwritten shelf takedown and piggyback rights with respect to the registration of shares of Class A Common Stock with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.  In addition, the Company has agreed, pursuant to the Registration Rights Agreement, to prepare and file within three months of the date of consummation of the Transactions, a registration statement covering the sale or distribution of shares of Class A Common Stock held by SG Broadcasting and Aggregator.
The preceding descriptions of the Voting Agreement, the Stockholders Agreement, and the Registration Rights Agreement are qualified, in each case, by reference to the Voting Agreement, the Stockholders Agreement and the Registration Rights Agreement, respectively, made an exhibit to this Amendment.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby supplemented as set forth below.
(a) and (b) See Items 7-13 of the cover pages and Item 2 above.
(c) Other than in connection with the Conversion, the Reporting Persons did not effect any transactions in shares of the Company’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D.
After giving effect to the Conversion, the Reporting Persons beneficially own 37,531,996 shares of the Company’s Class A Common Stock and, as previously reported, also beneficially own 5,413,197 shares of the Company’s Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis.
The percentages reported herein are based on a statement in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that, as of March 21, 2024, there were 20,594,481 shares of the Company’s Class A Common Stock outstanding, and takes into account the 20,733,869 shares of the Company’s Class A Common Stock issued pursuant to the Conversion.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by incorporating by reference the disclosure set forth in Item 4 of this Amendment regarding each of the Voting Agreement, the Stockholders Agreement, and the Registration Rights Agreement.

Item 7. Material to be Filed as Exhibits
Item 7 is hereby supplemented as set forth below.
Exhibit No.	Description

99.1
Voting and Support Agreement, by and among Estrella, the Company, and SG Broadcasting, dated April 17, 2024, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 18, 2024.

99.2	Stockholders Agreement, by and among the Company, Aggregator, and SG Broadcasting, dated April 17, 2024 (Corrected Execution Version).

99.3
Registration Rights Agreement by and among the Company, SG Broadcasting, and Aggregator, dated April 17, 2024, incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K filed on April 18, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 22, 2024
STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

By:	/s/ Soohyung Kim
Name: Soohyung Kim